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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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07004878

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50395

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DeMatteo Monness LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Avenue, 45th floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Monness **212-833-9900**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – of individual, state last, first, middle name)

709 Westchester Avenue	White Plains	NY	10604
(Address)	(City)	(State)	(Zip Code)



WASH, D.C.

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

AB 4/9

OATH OR AFFIRMATION

I, William Monness, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DeMatteo Monness LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President
Title



Notary KEVIN A. CAREY
Notary Public, State of New York
No. 01CA5032093
Qualified in Bronx County
Commission Expires Aug. 15, 2010

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO RULE 17a-5

YEAR ENDED DECEMBER 31, 2006


SEC MAIL
RECEIVED
WASH., D.C.

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
DeMatteo Monness LLC and Subsidiary
New York, NY

We have audited the accompanying consolidated statement of financial condition of DeMatteo Monness LLC and Subsidiary (a limited liability company) as of December 31, 2006, and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DeMatteo Monness LLC and Subsidiary as of December 31, 2006, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in the supplementary schedule on page 14 is presented for purposes of additional analysis and is not required as part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic consolidated financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2007

709 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604 • (914) 949-2990 • FAX (914) 949-2910

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$	1,337,703
Marketable securities, at fair market value		240,162
Receivable from clearing broker		2,234,450
Prepaid expenses and other current assets		140,126
Total current assets		3,952,441
Property and equipment, net		3,872,757
Other assets:		
Deposits		204,158
TOTAL ASSETS	$	8,029,356

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accrued expenses and other current liabilities	$	1,090,464
Current portion of long-term debt		285,720
Profit-sharing plan contributions payable		419,104
Accrued pension liability		102,345
Income taxes payable		70,039
Total current liabilities		1,967,672
Long-term liabilities:		
Deferred rent income		126,945
Long-term debt, net of current portion		1,547,610
Total liabilities		3,642,227
Commitments and contingencies (Notes 3, 6, 7, and 8)		
Members' equity		4,387,129
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	8,029,356

See accompanying notes to consolidated financial statements.

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

Commissions and fees	$ 27,574,656
Operating and administrative expenses:	
Salaries and fringe benefits	7,215,419
Rent and utilities	918,265
Professional fees	2,851,935
Research	1,776,530
Brokerage and clearance	2,650,466
Regulatory and agency fees	123,448
Travel and entertainment	2,574,949
General and administrative	864,823
Insurance	540,966
Sundry taxes	25,429
Depreciation and amortization	825,009
Charitable contributions	1,326,979
Profit-sharing plan contributions	443,412
Pension expense	148,403
Total operating and administrative expenses	22,286,033
Income from operations	5,288,623
Other income (expense):	
Unrealized loss on marketable securities	(5,817)
Loss on disposal of assets	(71,076)
Interest income	35,546
Other expense, net	(41,347)
Income before provision for income taxes	5,247,276
Provision for income taxes	170,068
NET INCOME	$ 5,077,208

See accompanying notes to consolidated financial statements.

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

Members' equity - January 1, 2006	$	3,909,473
Net income		5,077,208
Members' contributions		600,000
Members' withdrawals		(5,199,552)
MEMBERS' EQUITY - DECEMBER 31, 2006	$	4,387,129

See accompanying notes to consolidated financial statements.

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net income	$ 5,077,208
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	825,009
Loss on disposal of assets	71,076
Unrealized gain on marketable securities	(18,528)
Changes in assets and liabilities:	
Receivable from clearing broker	(308,720)
Prepaid expenses and other current assets	(90,171)
Deposits	97,392
Accrued expenses and other current liabilities	570,932
Profit-sharing plan contributions payable	65,361
Accrued pension liability	(40,024)
Deferred rent	126,945
Income taxes payable	32,048
Total adjustments	1,331,320
Net cash provided by operating activities	6,408,528
Cash used in investing activities:	
Purchases of property and equipment	(3,283,287)
Cash flows from financing activities:	
Members' contributions	600,000
Members' withdrawals	(5,199,552)
Proceeds from notes payable	2,000,000
Repayment of notes payable	(166,670)
Net cash used in financing activities	(2,766,222)
Net increase in cash and cash equivalents	359,019
Cash and cash equivalents - beginning	978,684
CASH AND CASH EQUIVALENTS - ENDING	$ 1,337,703
Supplemental disclosure of cash flow information:	
Interest paid	$ 65,015

See accompanying notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements include the operations of DeMatteo Monness, LLC ("DeMatteo Monness") and its wholly owned subsidiary, MoJo Air, LLC ("MoJo") (collectively the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Organization

DeMatteo Monness was formed as a limited liability company on July 14, 1997, pursuant to an operating agreement that specifies that it will continue in existence until December 31, 2057, unless dissolved earlier in accordance with the operating agreement. As a limited liability company, the members are not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company, whether arising in tort, contract, or otherwise, except as provided by law. DeMatteo Monness serves the investment community principally as a broker-dealer that clears its customers' transactions through an unaffiliated clearing broker on a fully-disclosed basis. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and does not provide securities brokerage services to the general public. MoJo was formed as a limited liability company on November 14, 2001. The principal assets of MoJo are fractional interests in business class passenger aircraft used by DeMatteo Monness.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions charged for executing customer transactions, and the related clearing expenses, are reported on a trade-date basis as security transactions occur.

Cash and cash equivalents

The Company considers investments in debt securities with an original maturity date of three months or less at the time of acquisition to be cash equivalents.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements. A provision for the New York City unincorporated business tax has been accrued.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the shorter of the economic useful life of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

Off Balance Sheet Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Company's clearing broker, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures, as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with high credit quality financial institutions in accounts that at times may be in excess of FDIC insurance limit of $100,000. The Company has not experienced any losses in the accounts and does not believe there is any significant risk. The Company's commissions receivable represent commissions due from its clearing broker on completed security trades. These commissions are generally paid to the Company in the month following the month the commissions are earned.

Major customers

Three customers accounted for approximately 19% of the Company's total commissions and fees for the year ended December 31, 2006.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2006, consist of the following:

Aircraft	$	1,518,750
Leasehold improvements		2,189,921
Furniture and fixtures		837,007
Equipment		1,601,761
		6,147,439
Less: accumulated depreciation		(2,274,682)
Net property and equipment	$	3,872,757

Depreciation expense for the year ended December 31, 2006, amounted to $825,009.

The Company has capitalized the interest cost incurred on the funds used to construct the leasehold improvements in 2006. The capitalized interest is recorded as a part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest cost totaled $76,014 in 2006.

NOTE 3. COMMITMENTS AND CONTINGENCIES

Leases

The Company has several noncancelable operating leases for office facilities and equipment expiring in various years through 2012. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:		
2007	$	644,170
2008		696,850
2009		593,725
2010		594,425
2011		614,575
Thereafter		1,229,150
	$	4,372,895

Minimum rentals are exclusive of lease provisions requiring adjustments for real estate taxes and other costs. Rent expense, including real estate taxes, for the year ended December 31, 2006, was $817,471. Equipment lease expense for the year ended December 31, 2006, was $12,344.

Litigation

The Company occasionally becomes involved in legal actions and claims arising in the ordinary course of business. Management believes that these occurrences will not have a material effect on the Company's financial position or results of operations.

NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The recorded values of cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values based on their short-term nature. The recorded values of notes and long-term debt approximates their fair values, as interest approximates market rates.

NOTE 5. UNREALIZED LOSS ON INVESTMENT

The Company owns common stock of the NASDAQ Stock Market, Inc. ("NDAQ"). The shares of NDAQ have been trading publicly since 2002. The Company recorded an unrealized loss of $5,817 on these securities for the year ended December 31, 2006.

NOTE 6. EMPLOYEE BENEFIT PLANS

Defined Benefit Plan

In 2005, the Company adopted a cash balance pension plan. The plan covers certain highly compensated members and employees and substantially all non-highly compensated employees. The Company's funding policy is to contribute the larger of the amount required to fully fund the Plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

Changes in projected benefit obligation:		
Benefit obligation at January 1, 2006	$	142,369
Service cost		144,272
Interest cost		7,842
Amendments		-
Actuarial gain		(5,986)
Benefits paid		-
Benefit obligation at December 31, 2006	$	288,497
Change in plan assets:		
Fair value of plan assets at January 1, 2006	$	-
Actual return on plan assets		10,444
Employer contribution		188,217
Benefits paid		-
Fair value of plan assets at December 31, 2006	$	198,661
Funded status of the plan:	$	89,836
Unrecognized actuarial loss		-
Unrecognized prior service cost		-
Net amount recognized	$	89,836

NOTE 5. EMPLOYEE BENEFIT PLANS - (CONTINUED)

Defined Benefit Plan (Continued)

Amounts recognized in the consolidated statement of financial condition consist of:

Prepaid benefit cost	$ -
Accrued benefit liability	102,345
Intangible asset	-
Accumulated other comprehensive income	-
Net amount recognized	$ 102,345

The following are weighted-average assumptions used to determine benefit obligations at December 31, 2006:

Discount rate	5.75%
Rate of compensation increase	3.00%

The following are weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2006:

Discount rate	5.75%
Expected long-term return on plan assets	5.00%
Rate of compensation increase	3.00%

Components of net periodic benefit cost are as follows:

Service cost	$ 144,272
Interest cost	7,842
Expected return on plan assets	3,921
Amortization of prior service cost	-
Recognized actuarial loss	-
Net periodic benefit cost	$ 156,035

The following summarizes the Company's projected and accumulated benefit obligations at December 31, 2006:

Projected benefit obligation in excess of plan assets:	
Projected benefit obligation	$ 288,497
Fair value of plan assets	$ 198,661
Accumulated benefit obligation in excess of plan assets:	
Accumulated benefit obligation	$ 288,497
Fair value of plan assets	$ 198,661

The Company's pension plan was invested 100% in mutual funds at December 31, 2006. Approximately 86% of the plan assets are invested in bond and fixed income funds and approximately 14% of the plan assets are invested in equity funds.

The target asset allocation is to have 80-85% of the plan assets invested in bond funds and 10-15% of the plan assets invested in equity funds.

NOTE 5. EMPLOYEE BENEFIT PLANS - (CONTINUED)

Defined Benefit Plan (Continued)

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, achieve asset returns that meet or exceed the plan's actuarial assumptions, and achieve asset returns that are competitive with like institutions employing similar investment strategies

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner so as to comply at all times with applicable government regulations.

The Company expects to contribute $198,841 to its pension plan in 2006.

The Company does not expect to make any pension benefit payments in the next ten years.

Defined Contribution Plan

The Company maintains a 401(k) profit-sharing plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Code limitations. The Company makes a matching contribution of 100%, up to 3% of an employee's compensation, and an additional matching contribution of 50% of that portion that exceeds 3% of compensation, up to 5% of compensation. The employer may also make a discretionary contribution to the profit-sharing plan. The Company's contribution to the profit-sharing plan for the year ended December 31, 2006, will be approximately $419,000, which is included in "profit-sharing plan contributions payable" in the accompanying consolidated statement of financial condition.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2006, the Company was not in compliance with these requirements: the Company's regulatory net capital was approximately $361,000 less than the minimum requirement of $230,320. In addition, the Company's ratio of aggregate indebtedness to net capital was not in compliance with regulatory requirements as a result of the Company's deficiency of net capital. In February 2007, the members contributed $500,000 to the Company's capital to rectify the net capital deficiency and return the Company to regulatory compliance. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities and Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customers' securities or cash.

NOTE 8. DEBT

In May 2006, the Company entered into a $2,000,000 loan agreement with a financial institution, which has a maturity date of May 1, 2013. The note is payable in monthly installments consisting of a fixed monthly principal payment of $23,810, plus interest equal to LIBOR plus 1% with a cap of 7.25% (6.35% at December 31, 2006). The note is secured by a first lien against substantially all of the Company's assets and is also personally guaranteed by the members. The note also has a financial covenant that requires the Company to maintain a certain debt service coverage ratio. At December 31, 2006, the Company was in compliance with this covenant. Amounts outstanding under the note at December 31, 2006, totaled $1,833,330.

Maturities of long-term debt are as follows:

Year Ending December 31:	
2007	$ 285,720
2008	285,720
2009	285,720
2010	285,720
2011	285,720
Thereafter	404,730
Total	$ 1,833,330

NOTE 9. SUBSEQUENT EVENTS

In January 2007, the Company decided to sell its ownership interests in passenger aircraft owned by MoJo. The agreed-upon selling price for all aircraft exceeded their net book value at December 31, 2006.

SUPPLEMENTARY INFORMATION

DEMATTEO MONNESS LLC AND SUBSIDIARY
(A Limited Liability Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital:	
Capital and allowable subordinated liabilities:	
Members' equity	$ 4,387,129
Subordinated liabilities	-
Total capital and allowable subordinated liabilities	4,387,129
Deductions:	
Non-allowable assets:	
Receivable from other brokers	265,000
Prepaid expenses and other current assets	140,126
Property and equipment, net	3,872,757
Deposits	204,158
Total deductions	4,482,041
Net capital before haircuts on securities positions	(94,912)
Haircuts on securities	(36,024)
NET CAPITAL (DEFICIENCY)	$ (130,936)
Aggregate indebtedness:	
Total liabilities, excluding accrued and deferred rent	$ 3,454,832
Computation of basic net capital requirements:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness	$ 230,320
Minimum net capital requirement	$ 100,000
Net capital deficiency	$ (361,256)
Ratio: aggregate indebtedness to net capital	N/A (a)
Reconciliation with the Company's computation:	
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 452,772
Net effect of audit adjustments related to:	
Correction of accounting for landlord reimbursements for leasehold improvements	(151,125)
Amortized deferred rent	24,180
Accruals for property and equipment purchases	(377,046)
Additional profit-sharing plan accrual	(31,316)
Reduction in tax accrual and provision	55,000
Other accrued expenses	(103,401)
Total adjustments	(583,708)
NET CAPITAL (DEFICIENCY), AS ADJUSTED	$ (130,936)

(a) Net capital is a negative number and, accordingly, no ratio is presented.

See independent auditors' report.



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
DeMatteo Monness LLC and Subsidiary
New York, NY

In planning and performing our audit of the financial statements and supplemental schedule of DeMatteo Monness LLC and Subsidiary (the "Company") for the year ended December 31, 2006, we considered the Company's internal control over financial reporting as a basis for designing audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company (including consideration of control activities for safeguarding securities). This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemption provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13,
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule15c3-3.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

709 WESTCHESTER AVENUE, WHITE PLAINS, NY 10604 • (914) 949-2990 • FAX (914) 949-2910

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the purposes described in the first two paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. We identified the following deficiency that we believe constitutes a material weakness.

As a result of our audit, we found that the Company's system of internal controls did not provide for or permit the timely "capture," review, recording, and processing of certain significant transactions. Specifically, procedures were not adequately designed to ensure that details of certain significant transactions were communicated in a timely manner to the Company's accounting staff, which resulted in these transactions not being properly or timely recorded in the Company's financial statements. We suggest that the Company establish effective policies and procedures to ensure the proper preparation of interim and year-end financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, management, the SEC, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

The Company's written response to the material weaknesses identified in our audit has not been subjected to the auditing procedures applied in the audit of the financial statements and, accordingly, we express no opinion on it.



CERTIFIED PUBLIC ACCOUNTANTS

February 26, 2007

END